UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.

(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street

P.O. Box 15067

Matam, Haifa 3190500, Israel

+972 (4) 865-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                   Form 40-F ☐

As previously reported, at the Special General Meeting of Shareholders held on April 30, 2026, the shareholders of ZIM Integrated Shipping Services Ltd. (the “Company” or “ZIM”) approved the Agreement and Plan of Merger, dated as of February 16, 2026, by and among the Company, Hapag-Lloyd AG (“Parent”), and Norazia (Israel) Ltd., a wholly owned subsidiary of Parent (“Merger Sub”), and the transactions contemplated thereby (the “Merger Agreement”).

The Merger Agreement is binding on the parties. The Company expects the transaction to close in the fourth quarter of 2026, subject to the satisfaction or waiver of the remaining closing conditions set forth in the Merger Agreement.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP, General Counsel and Corporate Secretary

Date: May 6, 2026